Form 51-102F3
Material Change Report

Item 1.	Name and Address of Reporting Issuer

Alderon Resource Corp. (the “Corporation” or Alderon”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change

September 8, 2011

Item 3.	News Release

A press release announcing the material change referred to in this report was issued through Marketwire on September 8, 2011, and a copy is filed on SEDAR.

Item 4.	Summary of Material Change

Alderon announced that it has received the results of the Preliminary Economic Assessment (“PEA”) on the Rose Central Deposit of the Kamistiatusset (“Kami”) Iron Ore Property in western Labrador. The complete report will be filed on SEDAR and Alderon’s website within 45 days of the September 8, 2011 news release.

Item 5.1	Full Description of Material Change

For a full description of the material change, please see the news release attached as Schedule “A” to this Material Change Report.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:

Mark J. Morabito, Executive Chairman Phone: (604) 681-8030 Fax: (604) 681-8039

Item 9.	Date of Report

September 8, 2011

SCHEDULE “A”

NEWS RELEASE

Alderon Releases Positive Preliminary Economic Assessment

September 8th, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce that it has received the results of the Preliminary Economic Assessment (“PEA”) on the Rose Central Deposit of the Kamistiatusset (“Kami”) Iron Ore Property in western Labrador.  The PEA was completed by BBA Inc. (“BBA”) located in Montreal, Quebec and Stassinu Stantec Limited Partnership (“Stantec”) located in St. John’s, Newfoundland & Labrador and is effective as of September 8, 2011.  The complete report will be filed on SEDAR and Alderon’s website within 45 days of this news release.

Highlights of the Rose Central Kami Iron Ore PEA include:

•                  Concentrate production rate of 8 million tonnes per year at a grade of 65.5% iron

•                  Commercial production commencing in 2015 with a mine life of 15.3 years

•                  Capital cost of US$989 million (excluding closure costs, sustaining capital & leased equipment)

•                  Pre-Tax IRR of 40.2%

•                  NPV (discounted at 8%) of US$3.07 billion

•                  Payback period of 2.7 years

•                  Total operating cost (excluding royalties) of US$44.87/tonne concentrate (averaged over the life of mine)

“We are very excited to see such a high NPV, especially since this PEA is only based on the Rose Central zone of the Kami Property.  There is significant upside once we include North Rose and Mills Lake,” says Tayfun Eldem, President and CEO of Alderon.  “These positive results allow us to move directly to the Feasibility Study phase and we expect that report by the third quarter of 2012.”

The PEA demonstrates very attractive project economics.  Based on a production rate of 8 million tonnes per year of iron ore concentrate at a grade of 65.5% iron and an iron recovery of 82.8%, the PEA shows a Net Present Value (“NPV”) of US$3.07 billion at a cash flow discount rate of 8%.  The internal rate of return (“IRR”) for the project is 40.2%.

Alderon has a current indicated iron ore resource of 490 million tonnes at 30.0% iron and an additional inferred resource of 118 million tonnes at 30.3% iron (refer to News Release dated April 5, 2011 for further details).  This mineral resource is contained within two zones, Rose Central and Mills Lake.  The PEA is based only on the development of the Rose Central deposit which has an indicated iron ore resource of 376 million tonnes at 29.8% iron and an inferred iron ore resource of 46 million tonnes at 29.8% iron.  The level of accuracy of the PEA is considered to be -20%/+30%.

Alderon is presently exploring the Rose North deposit which is not developed sufficiently to be included in the PEA.  As the Mills Lake deposit is anticipated to account for a much smaller portion of the overall resource, it has not been included in the PEA.

The PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Financial Analysis

Based on the assumption that commercial production would begin in Q4 2015 and would continue for 15.3 years, the following results were obtained:

Table 1: Financial Analysis

IRR	40.2%

Discount Rate	NPV (billion US$)	Payback (years)
5%	4.14	2.5
8%	3.07	2.7
10%	2.53	2.8

Total capital expenditures (including contingency) are estimated at US$988.9 million.  The capital cost estimate excludes closure costs and sustaining capital, which are expected to be in the order of US$25.4 million and US$198.4 million respectively for the life of the project.

Table 2: Capital Costs (US$ Million)

Mining	141.4
Concentrator and Site Infrastructure	579.7
Environmental and Tailings Management	19.8
Rail Transportation	44.7
Port Facilities	203.3
TOTAL	988.9

The PEA assumes a Concentrate selling price of US$115/tonne for the life of the project and includes a 3% gross sales royalty on iron ore concentrate to Altius Resources Inc., which is a wholly-owned subsidiary of Altius Minerals Corporation (TSX: ALS).  Total operating costs, including annual costs for leasing of equipment (valued at US$259.2 million) over the life of the leases, are estimated at US$44.87/tonne of concentrate based on the following:

Table 3: Operating Costs (US$/tonne of concentrate)

Mining	20.36
Concentrator	6.28
Site Infrastructure (incl. Garage)	0.55
General Administration	1.77
Environmental and Tailings Management	0.32
Rail Transportation	13.51
Port Facilities	2.08
TOTAL	44.87

Project Summary

The Kami Iron Ore Property is located approximately 10 km from the town of Wabush in Western Labrador and approximately 6 km south from the Wabush Mines mining lease owned by Cliffs Natural Resources Inc.  The proposed project at the Kami site, as stated in the PEA, includes the following components:

•                  The Rose Central ore deposit and waste rock disposal areas;

•                  Processing infrastructure including a crushing and grinding circuit, spiral plant, magnetite plant, concentrator and tailings thickener;

•                  Tailings Management Facility;

•                  Ancillary infrastructure to support the mine and process plant (gate and guardhouse, reclaim water pumphouse, truck wash bay and repair shop, electrical substation, administration/office buildings, maintenance offices, warehouse area and employee facilities, conveyors, loadout silo, stockpiles, sewage and wastewater treatment system infrastructure, mobile equipment and transmission lines); and

•                  A rail transportation component including a total of 19 km spur line construction (17 km main track and loop and 2 km of yard track) to connect the mine site to the Quebec North Shore & Labrador (QNSL) Railway.

The proposed site plan for the Kami Property, as prepared by BBA, can be viewed below or at:  http://alderonmining.com/_resources/kami/SitePlan.pdf

Facilities at the port will include:

•                  A rail transportation component consisting of a Sept-Iles Junction interchange, railway spur line and staging tracks

•                  A car dumper

•                  A stacker/reclaimer system

•                  A concentrate storage area with a capacity of 800,000 tonnes

•                  A conveyor system feeding the common deep water shiploading facility, capable of loading high capacity vessels destined for Asia, operated by the Port of Sept-Iles

The proposed project will produce eight million metric tonnes of iron ore concentrate from the mine per year and will ship concentrate to market via the Port of Sept-Iles facilities at Pointe Noire, Quebec. Ore processing will involve the following steps:

•                  Ore will be mined from the open pit mine using conventional drill and blast techniques and transported via haul trucks;

•                  Ore will be hauled to the primary crusher in proximity of the pit and the crushed ore will be delivered to the stockpile and to the process plant via conveyor;

•                  The process plant will include grinding, screening, and gravity and magnetic concentration;

•                  Tailings (process waste) will be pumped to the tailings impoundment area south of the process plant; and

•                  Iron ore concentrate will be loaded onto gondola rail cars for transportation to the Port of Sept-Iles where it will be transferred to ships for delivery to market.

Technical Report

An NI 43-101 Technical Report will be filed on SEDAR and on Alderon’s website within 45 days of the date of this news release.  The report will include a summary of the Preliminary Economic Analysis.  The report is being prepared under the supervision of Angelo Grandillo, P.Eng, of BBA, a Qualified Person as defined by NI 43-101, with contributions from Stantec and Watts, Griffis and McOuat Ltd.

Qualified Person

The PEA was prepared under the supervision of Angelo Grandillo, P.Eng., with BBA.  Mr. Grandillo is a Qualified Person as defined by NI 43-101 and Mr. Grandillo is independent of Alderon.  Mr. Grandillo has reviewed and is responsible for the technical information contained in this news release.  Mr. Grandillo has verified all the data disclosed in this news release.

Additional information about the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled “Technical report and Mineral Resource Estimate on the Kamistiatusset property, Newfoundland and Labrador for Alderon Resource Corp.” dated May 20, 2011.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonmining.com.

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office
T: 604-681-8030	T: 416-309-2138	T: 514-989-3135	T: 709-576-5607
F: 604-681-8039	F: 416-861-8165	F: 514-934-4640
E: info@alderonmining.com

For Investor Relations, please call:

Konstantine Tsakumis

1-866-683-8030

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about future production, future operating and capital costs, the projected IRR, NPV and payback period for the Kami property, details about infrastructure requirements, and future exploration on and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; the possibility that the testwork may not be demonstrated on a larger scale; the need for permits; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the inability to conclude contracts for rail, port and power infrastructure; disputes with First Nations groups; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010  other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.